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                             January 7, 2022

       Wessel Booysen
       Chief Financial Officer
       Charlotte's Web Holdings, Inc.
       1801 California Street
       Suite 4800
       Denver, CO 80202

                                                        Re: Charlotte's Web
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed December 22,
2021
                                                            File No. 000-56364

       Dear Mr. Booysen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G, Filed December 22, 2021

       Business
       Public Benefit Corporation Status, page 1

   1. We note your response to our prior comment number 2. Please revise the disclosure on page 1 to expressly
discuss how there may be uncertainty as to how a court will view
                                                        directors    balancing
of potentially competing interests as a public benefit company, as you do in your response
letter.
       Business of the Company, page 14

   2. We note your response to our prior comment number 10. Please revise page 26 to state the metrics used for
calculating these market share positions, such as data from retail checkout systems
employing UPC-coded scanners.
 Wessel Booysen
Charlotte's Web Holdings, Inc.
January 7, 2022
Page 2
Description of the Registrant's Securities to be Registered, page 147

3. We note your response to our prior comment number 21. Please revise to expressly disclose whether your forum selection provision is intended to apply to actions arising under the Securities Act and the Exchange Act.
Charlotte   s Web Holdings, Inc. Consolidated Financial Statements as of and
for the years ended
December 31, 2020 and 2019
2. Summary of Significant Accounting Policies and Use of Estimates
Cultivation Liabilities, page F-12

4.     Please address the following regarding your response to prior comment
22:
           Explain to us why no cultivation liability was incurred for the 2020 hemp harvest.
           Revise to explain the nature of and reason for the settlement reductions recorded in
           2020.
           Explain why there is no interest expense for 2019.
           Tell us whether you entered into a third party farming agreement for the 2021 hemp harvest and whether you intend to enter such agreements for future hemp harvests.
           We note, for example, the announcement in November 2021 (page 13) of the completion of the harvest of your first ever international crop in Canada.
           Finally, as previously requested, please provide a rollforward of the liability for the interim periods presented.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.



                                                             Sincerely,
FirstName LastNameWessel Booysen
                                                             Division of
Corporation Finance
Comapany NameCharlotte's Web Holdings, Inc.
                                                             Office of Life
Sciences
January 7, 2022 Page 2
cc:       Thomas Rose, Esq.
FirstName LastName